Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following is a transcription of video messages posted on Adobe Systems Incorporated’s internal website on June 15, 2005:

Stephen Elop:

Since its inception Macromedia has always been about helping our customers to deliver great digital experiences. So, let’s look at this combination from our customer’s perspective. For creative professionals we will be able to deliver a more robust authoring and development environment for the creation of great digital experiences. For business users we will be able to provide a richer environment for collaboration that enables both online and offline collaboration. Everything ranging from documents and document work flow all the way up to live web collaboration. And for enterprises and enterprise developers we will be able to provide a more complete set of development tools and solutions that help connect people to back-end systems and processes. And we will be able to do all of this by leveraging the Macromedia Flash and the Adobe Reader platforms across a wide range of operating environments including all forms of PC and non-PC devices including things like cell phones, set top boxes, and so many others. So clearly, the synergies created by the combination of Macromedia and Adobe will benefit our customers for years to come.

Bruce Chizen:

I’m Bruce Chizen, CEO of Adobe. I could not be more excited about the combination of our two companies; our products, technology and most important our people. We have a common vision and we have a passion for innovation around technology. We’ll be able to take our joint assets, the combination of Flash and the Flash Player with pdf and the Adobe Reader and create the industry standard technology platform. And on top of that, we’ll be able to help all of our customers, including new sets of customers, communicate their information in a more reliable, compelling, impact full way than ever before. And we’ll be able to do this on more devices and more operating systems than any other software company in the world.

Forward-Looking Statements

This transcription includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this transcription include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe’s results, future expectations concerning available cash and cash equivalents, Adobe’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcription.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger;

and whether the companies can successfully develop new products and the degree to which these gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this transcription.  Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcription. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcription. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia’s proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.